UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GLOBAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941V 10 5

(Cusip Number)

David E. Webb
5000 Legacy Drive, Suite 490
Plano, Texas 75024

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Schedule 13D CUSIP No. 37941V 10 5			Page 2 of 8 Pages

1.	Name of Reporting Person: Global Energy Acquisition Group, L.L.C. FEID No.:		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Oklahoma, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,376,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,376,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,376,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.2%

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D
CUSIP No. 37941V 10 5	Page 3 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock (the “Common Stock”), $0.001 par value per share, of Global Energy Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive office is located at 2346 Success Drive, Odessa, FL 33556.

Item 2. Identity and Background.

This statement is filed by Global Energy Acquisition Group, L.L.C., an Oklahoma limited liability company (“GEAG”). The address of GEAG’s principal office is 1425 East 71st Street, Tulsa, OK 74136. Its principal business is acquiring an interest in the Issuer. During the last five years, GEAG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To acquire Common Stock in the Issuer, GEAG has used and will use its working capital contributed to it by its various equity owners and may use other funds at such time additional securities of the Issuer are acquired. If other funds are used, this Schedule 13D will be amended accordingly. See Item 5 for a description of the amount of funds used by GEAG to make the purchases disclosed in this Statement.

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of the Issuer.

     In connection financing transactions completed in 2003 between the Issuer and GEAG, the Issuer delivered to GEAG warrants to purchase shares of Common Stock. In January 2004, the Company completed a financing transaction (the “Financing Transaction”). GEAG’s investment obligation in the Financing Transaction is set forth in the Series B Purchase Agreement between the Issuer and GEAG, the material terms of which are as follows:

Series B Purchase Agreement

     Amount Of Investment. In the first eighteen months after the closing of the Financing Transaction, GEAG is obligated to purchase at least 2.5 million shares of Issuer’s Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), at a price of $1.00 per share in amounts that correspond to the ongoing operational expenses of Issuer during that period of time. These shares have been and will be purchased for (i) cash and (ii) in exchange for outstanding 90-day bridge notes held by GEAG with respect to loans made to the Company prior to the closing of the Financing Transaction. In addition, GEAG has the option to purchase an additional 2.0 million shares of the Series B Preferred Stock at a price of $1.00 per share at its discretion at any time on or before September 15, 2008.

     Series B Warrants. As additional consideration and as an inducement to make its investment in the Company, stock purchase warrants (“Series B Warrants”) have been and will be issued to GEAG in connection with issuing the Series B Preferred Stock. The Series B Warrants give GEAG the right to purchase shares of Common Stock at $0.10 per share and are exercisable for seven years from the date of issuance. The Series B Warrants cover ten shares of Common Stock for each share of Series B Preferred Stock issued for cash and two shares of Common Stock for each share of Series B Preferred Stock issued in exchange for outstanding 90-day bridge notes of the Company (warrants were issued only with respect to the principal portion of such notes and not the interest portion).

     Use Of Proceeds. GEAG’s investment has been and will be applied to Issuer’s ongoing financial obligations, including dividend and redemption payments on the Issuer’s outstanding preferred stock and obligations

Schedule 13D
CUSIP No. 37941V 10 5	Page 4 of 8 Pages

under the Turnaround Services Agreement with Turnaround Specialists, L.L.C., which was entered into in connection with the Financing Transaction.

     Limit On GEAG’s Obligation. GEAG will be relieved of its investment obligation at GEAG’s discretion if the Company breaches its obligations under the Series B Purchase Agreement or suffers a material adverse change.

     Since the filing of Amendment No. 2 to this Schedule 13D, GEAG has purchased additional securities of Issuer under the Series B Purchase Agreement. As a result of the financing transactions completed in 2003 and the Financing Transaction completed in January 2004, warrants to purchase approximately 13,376,000 shares of Common Stock are issued or issuable to GEAG as of May 4, 2004. If GEAG were to exercise all its warrants, and if no additional shares of the Issuer’s Common Stock were issued to any other person, GEAG would own approximately 49.2% of the then outstanding shares of the Issuer’s Common Stock. GEAG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of such shares. Currently, Carlos Coe serves as a director and as the Company’s Chief Executive Officer, and John R. Bailey serves as a director and as the Company’s President, Chief Financial Officer, Chief Operating Officer and Secretary. The Company’s board of directors is currently comprised of Mr. Bailey and Mr. Coe, as well as David E. Webb, Henry M. Burkhalter and Steven Fox. Mr. Webb and Mr. Burkhalter are affiliated with GEAG.

Series A Purchase Agreements

     As a condition to its entering into the Financing Transaction, GEAG required that the Company’s four principal lenders at the time (other than GEAG) exchange amounts payable to them (totaling approximately $2.45 million), as well as warrants to purchase up to 5.4 million shares of Common Stock, for shares of Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”). The terms of the transactions with these persons (referred to as the “Series A Holders”) are set forth in four separate documents, each referred to as a Series A Purchase Agreement, the material terms of which are as follows:

     The Series A Holders. Amounts owed to the Series A Holders were secured by a pledge of the Company’s assets. The Series A Holders and the amounts that were owed to them (as well as the warrants held by them) before the closing of the Financing Transaction are as follows:

•	Quest Capital Alliance, L.L.C., a Missouri limited liability company, was owed approximately $571,000 by the Company and held warrants to purchase 2.1 million shares of Common Stock. Steven W. Fox, who has been appointed to the Company’s Board of Directors, is General Manager and a Principal of Quest. Accordingly, every action or transaction that benefits Quest directly or indirectly benefits Mr. Fox.

•	Robert Smith, an individual, was owed approximately $1.3 million by the Company and held warrants to purchase 2.1 million shares of Common Stock.

•	Joseph H. Richardson, an individual who is a former director and former officer of the Company, was owed approximately $324,000 by the Company and for compensation and reimbursements not yet paid and held warrants to purchase 679,000 shares of Common Stock.

•	Peter E. Toomey, an individual who is a former director and former officer of the Company, was owed approximately $255,000 by the Company and for compensation and reimbursements not yet paid and held warrants to purchase 500,000 shares of Common Stock.

     Investment in Series A Preferred Stock. The amounts (including both principal and interest) and the warrants referred to above were exchanged for shares of Series A Preferred Stock at a purchase price of one share of Series A Preferred Stock for every $1.00 owing by the Company to such person.

     Series A Warrants. As additional consideration and as an inducement to the Series A Holders for Series A Preferred Stock, stock purchase warrants (“Series A Warrants”) were issued to the Series A Holders in connection with issuing the Series A Preferred Stock. The Series A Warrants give the Series A Holders the right to purchase

Schedule 13D
CUSIP No. 37941V 10 5	Page 5 of 8 Pages

shares of Common Stock at $0.30 per share and are exercisable for seven years from the date of issuance. The Series A Warrants cover ten shares of Common Stock for each dollar owed (including both principal and interest) by Global to such person before at the time the debt was exchanged for Preferred Stock.

     Voting Trust Agreement. The Series A Holders, the Company and GEAG have entered into a Voting Trust Agreement that, subject to certain exceptions, grants all voting rights in the Series A Preferred Stock to GEAG. Accordingly, GEAG as the trustee of the voting trust has the right to determine how the shares of Series A Preferred Stock will be voted in elections for directors and other matters brought before a vote of stockholders. The Series A Holders retain the right to direct the voting of the Series A Preferred Stock in certain matters, including in particular any change in the rights of holders of Series A Preferred Stock, any incurrence of additional indebtedness by the Company, and any authorization of any additional class or series of capital stock or any increase in the authorized capital of the Company. The Voting Trust Agreement terminates upon the consent by all the parties to terminate or at the time as there are no shares of Series A Preferred Stock subject to the Voting Trust Agreement.

     Transfer Restrictions. The Series A Purchase Agreements generally prohibit any transfer of the Series A Preferred Stock for a period of three years.

     Investment in GEDG. Global Energy Distribution Group, L.L.C. (“GEDG”), an affiliate of GEAG, has offered Quest Capital and Robert Smith an opportunity to purchase an 8% interest in GEDG for $8,000 in cash.

Terms of the Preferred Stock

     The terms of the Series A Preferred Stock and the Series B Preferred Stock were established under two Certificates of Designation that were filed with the Delaware Secretary of State and, upon filing, became part of the Company’s Certificate of Incorporation. The material terms of the Series A Preferred Stock and the Series B Preferred Stock (both series together being referred to as the “Preferred Stock”) are described below. Except as otherwise indicated, the terms of both series of Preferred Stock are substantially identical.

     Voting. Each share of Preferred Stock is entitled to 10 votes per share.

     Dividends. The Preferred Stock earns dividends at 6% per annum, accrued quarterly, calculated on a 360 day per year basis. Dividends accrue and become an obligation of the Company each quarter, regardless of whether declared and regardless of whether the Company has funds available to pay such dividends. Dividends are not to be paid except to the extent the Company has funds legally available for such purpose, and any accrued dividends remain an obligation of the Company until paid.

     Mandatory Redemption. The Company is required to redeem all shares of Preferred Stock during the three years following issuance of the shares. One-third of the shares will be called for redemption on each of the first three anniversary dates of issuance. The redemption price will be the original investment amount plus all accrued but unpaid dividends. In its discretion, the Company may accelerate redemption of the shares. If the Company and the holders of the shares agree, redemption may be deferred. In any event, shares may not be redeemed except to the extent the Company has funds legally available for such purpose.

     Liquidation And Dividend Preference. The Preferred Stock is entitled to a liquidation preference, prior to any payment or distribution with respect to the Common Stock, equal to the amount originally paid for the Preferred Stock plus accrued dividends. No dividends may be paid on the Common Stock if there are any accrued but unpaid dividends on the Preferred Stock, and no amount may be distributed with respect to the Common Stock in connection with a liquidation of Global until the Preferred Stock liquidation preference is paid.

     Rank. The Preferred Stock ranks senior to the Common Stock, and the Series B Preferred Stock ranks senior to the Series A Preferred Stock as to liquidation preference and dividends.

Schedule 13D
CUSIP No. 37941V 10 5	Page 6 of 8 Pages

Distribution Agreement

     In connection with the Financing Transaction, GEAG required that the Company enter into a product distribution agreement with GEDG, an affiliate of GEAG. This agreement grants to GEDG non-exclusive product distribution rights (and, under certain circumstances, manufacturing rights). However, the agreement provides that if aggregate financing provided by GEAG reaches $500,000 GEDG’s distribution rights become exclusive, except for any distribution rights held at the time by other parties. Financing provided by GEAG reached $500,000 in January 2004. Accordingly, GEDG’s distributorship is now an exclusive one, except for any certain distribution rights held by other parties.

Turnaround Services Arrangement

     As a condition to its entering into the Financing Transaction, GEAG required that the Company enter into a Turnaround Services Agreement with Turnaround Specialists, L.L.C. Turnaround Specialists is helping to establish and implement operational, financial, marketing and other policies and procedures. Mr. Coe and Mr. Bailey own and are employed by Turnaround Specialists, which provides the services of those individuals. Currently, Mr. Coe serves as the Company’s Chief Executive Officer, and Mr. Bailey serves as the Company’s President, Chief Financial Officer, Chief Operating Officer and Secretary. Those individuals are compensated only by Turnaround Specialists. They have not received compensation for their services directly from the Company, except that they do participate in Global’s employee benefit plans. They are not expected to receive any such compensation unless Global agrees otherwise.

     Under the Turnaround Services Agreement, the Company pays Turnaround Specialists $45,000 per month. Global also delivered to Turnaround Specialists a warrant to purchase up to 700,000 shares of the Company’s Common Stock for $0.10 per share. For services rendered prior to the effectiveness of the Turnaround Services Agreement, the Company paid Turnaround Specialists $100,000, plus $45,000 per month (prorated for partial months) from December 1, 2003 through the effective date of the agreement. Under the Turnaround Services Agreement, Turnaround Specialists will receive a “success fee” of $1 million upon a sale or merger of the Company or its business or any similar transaction.

     A substantial portion (and, under certain circumstances, possibly all) of the financing provided by GEAG may be used to pay Turnaround Specialists. The Turnaround Services Agreement has a term of three years. The Company may not terminate the agreement for at least two years unless Turnaround Specialists breaches the agreement and the breach continues for a period of time. Under some circumstances, if the Company terminates the Turnaround Services Agreement then the Company will be required to pay a termination fee equal to $45,000 multiplied by the number of months remaining in the original term of the agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit no.	Description
1*	Promissory Note dated September 26, 2003
2*	Stock Purchase Warrant dated September 26, 2003
2*	Promissory Note dated October 16, 2003
4*	Stock Purchase Warrant dated October 16, 2003 (Subsequent stock purchase warrants have been issued in the same form, differing only as to dates of issuance, exercise and expiration, and number of shares covered thereby.)
5**	Series B Purchase Agreement dated as of January 30, 2004 between the Company and Global Energy Acquisition Group, L.L.C. (GEAG)
6**	Form of Stock Purchase Warrant issued in exchange for bridge notes
7**	Form of Stock Purchase Warrant issued as additional consideration for loans by GEAG to the Company

Schedule 13D
CUSIP No. 37941V 10 5	Page 7 of 8 Pages

8**	Distribution Agreement dated January 30, 2004 with Global Energy Distribution Group, L.L.C. (GEDG)
9**	License Agreement dated January 30, 2004 with GEDG
10**	Form of Stock Purchase Warrant issued as additional consideration for loans by GEAG to the Company
11**	Certificate of Designation of 6% Redeemable Preferred Stock, Series A
12**	Certificate of Designation of 6% Redeemable Preferred Stock, Series B
13**	Form Common Stock Purchase Warrant for persons purchasing shares of Series A Preferred Stock
14**	Form Common Stock Purchase Warrant for persons purchasing shares of Series B Preferred Stock in connection with Series B Purchase Agreement
15**	Voting Trust Agreement among the Company, the holders of Series B Preferred Stock and the holders of Series A Preferred Stock
16**	Form of Series A Purchase Agreement dated as of January 30, 2004 between the Company and the purchasers of Series A Preferred Stock
17**	Series B Purchase Agreement dated as of January 30, 2004 between the Company and Global Energy Acquisition Group, L.L.C.
18**	Turnaround Services Agreement dated as of January 30, 2004 between the Company and Turnaround Specialists, LLC
19**	Distribution Agreement dated January 30, 2004 with Global Energy Distribution Group, L.L.C. (GEDG)
20**	License agreement dated January 30, 2004 with GEDG

* Incorporated by reference to the similarly named exhibits to the Issuer’s Current Statement on Form 8-K filed January 7, 2004.

** Incorporated by reference to the similarly named exhibits to the Issuer’s Report on Form 10-KSB filed on April 14, 2004.

Schedule 13D
CUSIP No. 37941V 10 5	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2004

Date

/s/ David E. Webb

Signature

David E. Webb, Member

Name/Title